Ella Es Health, Inc. (the "Company") a Connecticut Corporation

Financial Statements

For the fiscal year ended December 31, 2022 and 2023.

Ella Es Health, Inc.
Balance Sheet

Balance Sheet	Dec 31, 2023	Dec 31, 2022
Assets		
Current assets:		
Cash and cash equivalents	$13,367.00	$7,231.00
Accounts receivable	$0.00	$0.00
Prepaid expenses and other assets	$0.00	$0.00
Total current assets	**$13,367.00**	**$7,231.00**
Property and equipment - net	$0.00	$0.00
Total assets	**$13,367.00**	**$7,231.00**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$0.00	$0.00
Accrued expenses	$0.00	$5,000.00
Deferred revenue and other liabilities	$0.00	$0.00
Total current liabilities	**$0.00**	**$5,000.00**
Convertible notes (if any)	$0.00	$0.00
Other long term liabilities	$0.00	$0.00
Total liabilities	**$0.00**	**$5,000.00**
Stockholders' Equity:		
Total Beginning Equity	-$7,769.00	$0.00
Profit (loss)	-$7,114.00	-$7,769.00
Total value of common stock issued	$28,250.00	$10,000.00
Total value of preferred stock issued	$0.00	$0.00
SAFE - future equity obligation	$0.00	$0.00
Additional paid-in capital	$0.00	$0.00
Total stockholders' equity:	**$13,367.00**	**$2,231.00**
Total liabilities and stockholders' equity:	**$13,367.00**	**$7,231.00**

Unaudited


Ella Es Health, Inc.
Income Statement


Income Statement	Year Ended Dec, 2023	Year Ended Dec, 2022
Revenue - net	$0.00	$0.00
Cost of revenue	$0.00	$0.00
Gross profit/loss	**$0.00**	**$0.00**
Operating expenses	$7,120.00	$7,770.00
Operating profit/loss	**-$7,120.00**	**-$7,770.00**
Other income/expense	$6.00	$1.00
Net profit/loss	**-$7,114.00**	**-$7,769.00**


Unaudited



Ella Es Health, Inc.
Statement of Cash Flows


Statement of Cash Flows	Year Ended Dec, 2023	Year Ended Dec, 2022
Cash flows from operating activities	-$12,120.00	-$2,770.00
Cash flows from financing activities	$18,250.00	$10,000.00
Cash flows from investing activities	$6.00	$1.00
Cash at beginning of period	$7,231.00	$0.00
Net increase/decrease in cash	$6,136.00	$7,231.00
Cash at the end of period	$13,367.00	$7,231.00


Ella Es Health, Inc.
Statement of Changes in Equity


Statement of Changes in Equity	Year Ended Dec, 2023	Year Ended Dec, 2022
Opening Balance	$2,231.00	$0.00
Net profit/loss	-$7,114.00	-$7,769.00
Stock Issued	$18,250.00	$10,000.00
Preferred Stock Issued	$0.00	$0.00
Ending Balance	$13,367.00	$2,231.00

Ella Es Health, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2022 and 2023
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1. ORGANIZATION AND PURPOSE

Ella Es Health, Inc. (the "Company") is a corporation organized on January 3, 2022 under the laws of Connecticut.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.